FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

17 October 2008

File no. 0-17630

Withdrawal of Scrip Dividend Offer

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Withdrawal of Scrip Dividend Offer

17th October 2008

CRH plc  - Withdrawal of Scrip Dividend Offer

On 26th August 2008, CRH announced an Interim Dividend for the year ending 31st December 2008 of 20.5 cent per Ordinary Share and subsequently a Scrip Dividend Offer at a price of €18.37 per Share.

Since then, continuing market volatility has resulted in a decline in the value of CRH shares, which makes the 2008 Interim Scrip Dividend Offer unattractive compared to CRH's current share price.

As it is not possible under the Articles of Association of the Company to reset the price, the Board has decided, in the interests of Shareholders, to withdraw the 2008 Interim Scrip Dividend Offer and to pay the Interim Dividend of 20.5 cent per Ordinary Share wholly in cash on 31st October 2008.

The Board intends to offer a Scrip Dividend Alternative for future dividends.

Contact
Neil Colgan
Assistant Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  17 October 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director